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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                               RAM HOLDINGS Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Shares, $0.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G7368R104
                  ---------------------------------------------
                                 (CUSIP Number)

                               December 31, 2007
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 pages
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CUSIP NO. 640820106
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1.      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       American International Group, Inc.
       I.R.S. Identification No. 13-2592361
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a)      [ ]
                                                    (b)      [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated under the laws of the State of Delaware
--------------------------------------------------------------------------------
                        5.    SOLE VOTING POWER
  NUMBER OF                            0
   SHARES                     --------------------------------------------------
BENEFICIALLY            6.    SHARED VOTING POWER
  OWNED BY                     1,065,565 (1)
    EACH                      --------------------------------------------------
 REPORTING              7.    SOLE DISPOSITIVE POWER
   PERSON                              0
    WITH                      --------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER
                               1,065,565 (1)
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                            1,065,565 (1)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                     [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (9)
                                             3.91%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

                                       HC
--------------------------------------------------------------------------------

(1) American International Group, Inc. beneficially owns 59% of Transatlantic Holdings, Inc. 1,049,058 common shares of RAM Holdings Ltd. are beneficially owned directly by Transatlantic Reinsurance Company. Transatlantic Reinsurance Company is a wholly-owned subsidiary of Transatlantic Holdings, Inc. Accordingly, American International Group, Inc., Transatlantic Reinsurance Company and Transatlantic Holdings, Inc. can be deemed to share voting and dispositive power over the common shares of RAM Holdings Ltd. beneficially owned directly by Transatlantic Reinsurance Company.

CUSIP NO. 640820106
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Transatlantic Holdings, Inc.
       I.R.S. Identification No. 13-3355879
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a)      [ ]
                                                    (b)      [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Organized under the laws of the State of New York
--------------------------------------------------------------------------------
                        5.    SOLE VOTING POWER
  NUMBER OF                            0
   SHARES                     --------------------------------------------------
BENEFICIALLY            6.    SHARED VOTING POWER
  OWNED BY                     1,065,565(1)
    EACH                      --------------------------------------------------
 REPORTING              7.    SOLE DISPOSITIVE POWER
   PERSON                              0
    WITH                      --------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER
                               1,065,565(1)
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                            1,065,565(1)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                     [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (9)
                                             3.91%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------

(1) American International Group, Inc. beneficially owns 59% of Transatlantic Holdings, Inc. 1,049,058 common shares of RAM Holdings Ltd. are beneficially owned directly by Transatlantic Reinsurance Company. Transatlantic Reinsurance Company is a wholly-owned subsidiary of Transatlantic Holdings, Inc. Accordingly, American International Group, Inc., Transatlantic Reinsurance Company and Transatlantic Holdings, Inc. can be deemed to share voting and dispositive power over the common shares of RAM Holdings Ltd. beneficially owned directly by Transatlantic Reinsurance Company.

CUSIP NO. 640820106
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Transatlantic Reinsurance Company
       I.R.S. Identification No. 13-5616275
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a)      [ ]
                                                    (b)      [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Organized under the laws of the State of New York
--------------------------------------------------------------------------------
                        5.    SOLE VOTING POWER
  NUMBER OF                            0
   SHARES                     --------------------------------------------------
BENEFICIALLY            6.    SHARED VOTING POWER
  OWNED BY                     1,065,565(1)
    EACH                      --------------------------------------------------
 REPORTING              7.    SOLE DISPOSITIVE POWER
   PERSON                              0
    WITH                      --------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER
                               1,065,565(1)
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                            1,065,565(1)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                     [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (9)
                                             3.91%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

                                       IC
--------------------------------------------------------------------------------

(1) American International Group, Inc. beneficially owns 59% of Transatlantic Holdings, Inc. 1,049,058 common shares of RAM Holdings Ltd. are beneficially owned directly by Transatlantic Reinsurance Company. Transatlantic Reinsurance Company is a wholly-owned subsidiary of Transatlantic Holdings, Inc. Accordingly, American International Group, Inc., Transatlantic Reinsurance Company and Transatlantic Holdings, Inc. can be deemed to share voting and dispositive power over the common shares of RAM Holdings Ltd. beneficially owned directly by Transatlantic Reinsurance Company.

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ITEM 1 (a).       NAME OF ISSUER:

                  Ram Holdings Ltd.

ITEM 1 (b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  RAM RE HOUSE
                  46 REID STREET
                  HAMILTON DO HM 12

ITEM 2 (a).       NAME OF PERSON(S) FILING:

                  American International Group, Inc.

                  Transatlantic Holdings Inc.

                  Transatlantic Reinsurance Company

ITEM 2 (b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE(S):

                  American International Group, Inc.
                  70 Pine Street
                  New York, New York  10270

                  Transatlantic Holdings Inc.
                  80 Pine Street
                  New York, New York 10005

                  Transatlantic Reinsurance Company
                  80 Pine Street
                  New York, New York 10005

ITEM 2 (c).       CITIZENSHIP:

                  The information requested hereunder is set forth under Item 4 of the cover pages to this Schedule 13G.

ITEM 2 (d).       TITLE OF CLASS OF SECURITIES:

                  Common Shares, $0.10 par value per share

ITEM 2 (e).       CUSIP NUMBER:  G7368R104

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ITEM 3.       TYPE OF PERSONS FILING:

                       Not applicable

 ITEM 4.               OWNERSHIP.

                       (a) through (c). The information requested hereunder is set forth under Items 5 through 9 and Item 11 of the cover pages to this Schedule 13G.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

                       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                       ANOTHER PERSON.

                       Not applicable.

ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
                       WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                       See Exhibit 1 attached hereto for the information requested hereunder with respect to the relevant subsidiaries of American International Group, Inc.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                       GROUP.

                       Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

                       Not applicable.

ITEM 10.      CERTIFICATION.

                       Not applicable.

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2008

                          AMERICAN INTERNATIONAL GROUP, INC.


                          By /s/ Win J. Neuger
                          -------------------------------------------
                          Name:  Win J. Neuger
                          Title: Executive Vice President and
                                 Chief Investment Officer


                          TRANSATLANTIC HOLDINGS INC.


                          By /s/ Gary A. Schwartz
                          -------------------------------------------
                          Name:  Gary A. Schwartz
                          Title: Senior Vice President and General Counsel


                          TRANSATLANTIC REINSURANCE COMPANY


                          By /s/ Gary A. Schwartz
                          -------------------------------------------
                          Name:  Gary A. Schwartz
                          Title: Senior Vice President and General Counsel

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                                  EXHIBIT INDEX



Exhibit 1 Identification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company

                                  Page 8 of 10